July 22, 2025

Deanna White
Chief Executive Officer
SURF AIR MOBILITY INC.
12111 S. Crenshaw Blvd.
Hawthorne, CA 90250

       Re: SURF AIR MOBILITY INC.
           Draft Registration Statement on Form S-3
           Submitted July 16, 2025
           CIK 0001936224
Dear Deanna White:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Irene Barberena-Meissner at 202-551-6548 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Peter Wardle, Esq.